EXHIBIT 21

Subsidiaries of Lindsay Corporation

Ownership Percentage
Lindsay Sales Holding Co., LLC – Nebraska	100%
Lindsay Irrigation Solutions, LLC – Nebraska	100%
FieldWise, LLC – Texas	100%
Lindsay Transportation Solutions, LLC – California	100%
Safe Technologies, LLC – California	100%
Elecsys Holdings, LLC – Kansas	100%
Elecsys International, LLC – Kansas	100%
Lindsay International Holdings B.V. – Netherlands	100%
Lindsay America do Sul Ltda. – Brazil	100%
Lindsay Europe SAS – France	100%
Lindsay International (ANZ) Pty Ltd – Australia	100%
Lindsay International Development Company, B.V. – Netherlands	100%
Lindsay Sulama ve Altyapı Sanayi ve Ticarct A.S. – Turkey	100%
Lindsay Manufacturing Africa (PTY) Ltd – South Africa	100%
Lindsay (Tianjin) Industry Co., Ltd. – China	100%
Lindsay (Tianjin) Trading Co., Ltd. – China	100%
Snoline S.p.A. – Italy	100%
Lindsay International (RUS) Limited Liability Company – Russia	100%